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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                 (RULE 14d-100)

        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

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                               IKOS SYSTEMS, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                           MENTOR GRAPHICS CORPORATION
                               FRESNO CORPORATION
                      (NAMES OF FILING PERSONS (OFFERORS))

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE,
                         (TITLE OF CLASS OF SECURITIES)

                                    451716203
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                                WALDEN C. RHINES
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                           MENTOR GRAPHICS CORPORATION
                             8005 S.W. BOECKMAN ROAD
                         WILSONVILLE, OREGON 97070-7777
                                 (503) 685-7000
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
           NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

                                   COPIES TO:

            JOHN J. HUBER, ESQ.                     CHRISTOPHER L. KAUFMAN, ESQ.
             LATHAM & WATKINS                             LATHAM & WATKINS
     555 11TH STREET, N.W., SUITE 1000                 135 COMMONWEALTH DRIVE
          WASHINGTON, D.C. 20004                    MENLO PARK, CALIFORNIA 94025
              (202) 637-2200                               (650) 328-4600


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                            CALCULATION OF FILING FEE

         TRANSACTION VALUATION*                      AMOUNT OF FILING FEE
         ----------------------                      --------------------
              $126,928,934                                $25,385.79


* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of a total of 11,538,994 shares of the outstanding common stock, par value $0.01, of IKOS Systems, Inc., including the related preferred stock purchase rights at a price per share of $11.00 in cash. Such number of shares consists of (i) 9,225,000 shares issued and outstanding as of September 29, 2001 (as reported in IKOS' Schedule 14A filed October 31, 2001) and (ii) 3,155,594 shares reserved for issuance upon the exercise of outstanding options as of June 15, 2001 (as reported in IKOS' Form 10-Q for the fiscal quarter ended June 30, 2001), less 841,600 shares beneficially owned by Mentor Graphics Corporation (100 of which are owned of record by Fresno Corporation).

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  N/A                    Filing party:  N/A
          Form or Registration No.:  N/A                  Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X] third-party tender offer subject to Rule 14d-1

    [ ] issuer tender offer subject to Rule 13e-4

    [ ] going private transaction subject to Rule 13e-3

    [ ] amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer [ ]

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     This Tender Offer Statement on Schedule TO relates to a tender offer by
Fresno Corporation, a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of Mentor Graphics Corporation, an Oregon corporation ("Mentor"), to purchase all outstanding shares of common stock, par value $0.01 per share, of IKOS Systems, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated January 22, 1999, between the Company and Bank Boston, N.A., as amended for a purchase price of $11.00 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 7, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended and supplemented from time to time, constitute the "Offer").

Items 1 through 9, and Item 11

     The information in the Offer to Purchase and the Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and
(a)(1)(B) hereto, respectively, are incorporated herein by reference in answer to items 1 through 9, and Item 11 in this Tender Offer Statement on Schedule TO.

Item 10.  Financial Statements.

     Not Applicable.

Item 12.  Exhibits

(a)(1)(A)    Offer to Purchase dated December 7, 2001.

(a)(1)(B)    Letter of Transmittal

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)    Press release issued by Mentor Graphics Corporation on December 7,
             2001.

(a)(1)(H)    Summary Advertisement, published December 7, 2001.

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.

(e)          None.

(f)          None.

(g)          None.

(h)          None.


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                                    SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 7, 2001          MENTOR GRAPHICS CORPORATION


                                  By:  /s/  Gregory K. Hinckley
                                      ------------------------------------------
                                  Name:  Gregory K. Hinckley
                                  Title: President


                                  FRESNO CORPORATION


                                  By:  /s/  Gregory K. Hinckley
                                       -----------------------------------------
                                  Name:  Gregory K. Hinckley
                                  Title: Chief Financial Officer


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                                  EXHIBIT INDEX

(a)(1)(A)    Offer to Purchase dated December 7, 2001.

(a)(1)(B)    Letter of Transmittal.

(a)(1)(C)    Notice of Guaranteed Delivery.

(a)(1)(D) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(E) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(G)    Press release issued by Mentor Graphics Corporation on December 7,
             2001.

(a)(1)(H)    Summary Advertisement, published December 7, 2001.

(a)(1)(I) Complaint filed in the United States District Court for the District of Delaware on December 7, 2001.

(a)(1)(J) Complaint filed in the Chancery Court, New Castle County, Delaware on December 7, 2001.

(b)          None.

(c)          None.

(d)(1) Confidentiality Agreement dated June 16, 2000, between Mentor Graphics Corporation and IKOS Systems, Inc.

(e)          None.

(f)          None.

(g)          None.

(h)          None.